Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Quarta-Rad, Inc.

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement on Amendment No. 4 to Form S-1 of our report dated April 14, 2016, relating to the financial statements of Quarta-Rad, Inc. (which expresses an unqualified opinion on the financial statements, an emphasis of matter on the related party supplier relationship and an explanatory paragraph referring to the Company’s ability to continue as a going concern) for the year ended December 31, 2015, which is contained in that Prospectus, which is contained in Part II of this Registration Statement on Amendment No. 4 to Form S-1.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ HALL & COMPANY Certified Public Accountants & Consultants

April 15, 2016

Irvine, CA